Exhibit 99.1

Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	December 31, 2012	December 31, 2011

ASSETS
Current assets
Cash	$1,837	$7,847
Trade and other receivables	170,972	206,951
Crude oil inventory	1,363	898
Financial derivatives	20,167	10,879
	194,339	226,575
Non-current assets
Deferred income tax asset	—	10,133
Financial derivatives	—	180
Exploration and evaluation assets (note 3)	240,015	129,774
Oil and gas properties (note 4)	2,037,576	2,032,160
Other plant and equipment	28,392	25,233
Goodwill	37,755	37,755
	$2,538,077	$2,461,810

LIABILITIES
Current liabilities
Trade and other payables	$181,558	$225,831
Dividends payable to shareholders	26,811	25,936
Financial derivatives	10,826	25,205
	219,195	276,972
Non-current liabilities
Bank loan (note 5)	116,394	311,960
Long-term debt (note 6)	441,195	297,731
Asset retirement obligations (note 7)	265,520	260,411
Deferred income tax liability	189,160	93,217
Financial derivatives	7,201	14,785
	1,238,665	1,255,076

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 8)	1,860,358	1,680,184
Contributed surplus	65,615	85,716
Accumulated other comprehensive loss	(12,462)	(3,546)
Deficit	(614,099)	(555,620)
	1,299,412	1,206,734
	$2,538,077	$2,461,810

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended December 31		Years Ended December 31
	2012	2011	2012	2011

Revenues, net of royalties (note 12)	$244,332	$306,258	$1,024,949	$1,096,642

Expenses
Production and operating	60,028	55,576	232,375	209,177
Transportation and blending	53,287	64,113	207,240	249,850
Exploration and evaluation (note 3)	2,719	3,763	12,202	13,865
Depletion and depreciation	83,263	71,949	297,797	248,468
General and administrative	12,407	9,912	44,646	39,335
Share-based compensation (note 9)	7,724	8,668	36,684	33,845
Financing costs (note 13)	12,236	10,873	47,191	44,611
(Gain) loss on financial derivatives (note 15)	(13,598)	51,615	(61,554)	18,030
Foreign exchange (gain) loss (note 14)	(503)	(4,069)	(4,739)	7,834
Loss (gain) on divestiture of oil and gas properties (note 4)	207	(36,343)	(172,545)	(37,946)
Charge on redemption of long-term debt (note 6)	—	—	9,261	—
	217,770	236,057	648,558	827,069
Net income before income taxes	26,562	70,201	376,391	269,573
Income tax expense (note 11)
Current income tax (recovery) expense	(3,467)	—	10,162	—
Deferred income tax expense	(1,591)	12,421	107,598	52,141
	(5,058)	12,421	117,760	52,141
Net income attributable to shareholders	$31,620	$57,780	$258,631	$217,432
Other comprehensive income (loss)
Foreign currency translation adjustment	3,961	(6,000)	(8,916)	6,777
Comprehensive income	$35,581	$51,780	$249,715	$224,209

Net income per common share (note 10)
Basic	$0.26	$0.49	$2.16	$1.88
Diluted	$0.26	$0.48	$2.12	$1.83

Weighted average common shares (note 10)
Basic	121,397	117,393	119,959	115,960
Diluted	122,895	119,822	121,823	118,921

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus (1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2010	$1,484,335	$129,129	$(10,323)	$(492,005)	$1,111,136
Dividends to shareholders	—	—	—	(281,047)	(281,047)
Exercise of share rights	122,306	(77,258)	—	—	45,048
Share-based compensation	—	33,845	—	—	33,845
Issued pursuant to dividend reinvestment plan	73,543	—	—	—	73,543
Comprehensive income for the year	—	—	6,777	217,432	224,209
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	—	—	—	(317,110)	(317,110)
Exercise of share rights	58,540	(36,667)	—	—	21,873
Vesting of share awards	20,118	(20,118)	—	—	—
Share-based compensation	—	36,684	—	—	36,684
Issued pursuant to dividend reinvestment plan	101,516	—	—	—	101,516
Comprehensive income (loss) for the year	—	—	(8,916)	258,631	249,715
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
(1) Contributed surplus is comprised of share-based compensation.

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended December 31		Years Ended December 31
	2012	2011	2012	2011

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$31,620	$57,780	$258,631	$217,432
Adjustments for:
Share-based compensation (note 9)	7,724	8,668	36,684	33,845
Unrealized foreign exchange (gain) loss (note 14)	1,701	(6,165)	(1,533)	8,490
Exploration and evaluation	2,719	2,568	12,202	10,130
Depletion and depreciation	83,263	71,949	297,797	248,468
Unrealized loss (gain) on financial derivatives (note 15)	3,235	50,314	(32,808)	16,166
Loss (gain) on divestitures of oil and gas properties (note 4)	207	(36,343)	(172,545)	(37,946)
Current income tax expense on divestitures	(3,467)	—	10,162	—
Deferred income tax expense	(1,591)	12,421	107,598	52,141
Charge on redemption of long-term debt (note 6)	—	—	9,261	—
Financing costs (note 13)	12,236	10,873	47,191	44,611
Change in non-cash working capital	27,780	(9,336)	11,570	(10,889)
Asset retirement obligations settled (note 7)	(4,552)	(5,646)	(6,905)	(10,588)
	160,875	157,083	577,305	571,860

Financing activities
Payments of dividends	(53,907)	(48,252)	(214,720)	(204,308)
(Decrease) increase in bank loan	(65,391)	(52,158)	(195,566)	4,290
Proceeds from issuance of long-term debt (note 6)	(71)	—	293,690	145,810
Redemption of long-term debt (note 6)	—	—	(156,863)	—
Issuance of common shares (note 8)	3,410	11,422	21,873	45,048
Interest paid	(3,062)	(3,360)	(35,459)	(34,730)
	(119,021)	(92,348)	(287,045)	(43,890)

Investing activities
Additions to exploration and evaluation assets (note 3)	(1,310)	(1,094)	(13,406)	(9,104)
Additions to oil and gas properties	(65,376)	(70,919)	(405,219)	(358,744)
Property acquisitions	(130,575)	(10,329)	(144,042)	(76,164)
Corporate acquisitions	—	(1,313)	—	(120,006)
Proceeds from divestitures of oil and gas properties (note 4)	(1,222)	47,396	314,978	47,396
Current income tax expense on divestiture	3,467	—	(10,162)	—
Additions to other plant and equipment, net of disposals	2,783	164	(6,338)	(1,252)
Change in non-cash working capital	(45,220)	(21,130)	(24,662)	(2,553)
	(237,453)	(57,225)	(288,851)	(520,427)
Impact of foreign currency translation on cash balances	(294)	337	(7,419)	304
Change in cash	(195,893)	7,847	(6,010)	7,847
Cash, beginning of period	197,730	—	7,847	—
Cash, end of period	$1,837	$7,847	$1,837	$7,847

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at December 31, 2012 and 2011 and for the three months and years ended December 31, 2012 and 2011
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2011. The Company’s accounting policies are unchanged compared to December 31, 2011 and the use of estimates and judgments is also consistent with the December 31, 2011 financial statements.

The consolidated financial statements were approved and authorized by the Board of Directors on March 6, 2013.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2010	$113,082
Capital expenditures	9,104
Corporate acquisition	14,944
Property acquisitions	18,013
Exploration and evaluation expense	(10,130)
Transfer to oil and gas properties	(14,398)
Divestitures	(2,058)
Foreign currency translation	1,217
As at December 31, 2011	$129,774
Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)
As at December 31, 2012	$240,015

4.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2010	$1,819,351
Capital expenditures	364,578
Corporate acquisition	131,635
Property acquisitions	61,137
Transferred from exploration and evaluation assets	14,398
Change in asset retirement obligations	84,879
Divestitures	(10,233)
Foreign currency translation	5,674
As at December 31, 2011	$2,471,419
Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)
As at December 31, 2012	$2,758,309

Accumulated depletion
As at December 31, 2010	$194,722
Depletion for the period	244,893
Divestitures	(667)
Foreign currency translation	311
As at December 31, 2011	$439,259
Depletion for the period	294,623
Divestitures	(13,089)
Foreign currency translation	(60)
As at December 31, 2012	$720,733

Carrying value
As at December 31, 2011	$2,032,160
As at December 31, 2012	$2,037,576

On May 22, 2012, Baytex Energy USA Ltd., an indirect, wholly-owned subsidiary of Baytex, disposed of its non-operated interests in North Dakota, which consisted of $116.5 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for cash proceeds of $310.6 million. Gains totaling $172.5 million were recognized in the statements of income and comprehensive income.

Subsequent to December 31, 2012, Baytex disposed of assets in the Kerrobert area for total proceeds of $43 million.

5.	BANK LOAN

As at	December 31, 2012	December 31, 2011
Bank loan	$116,394	$311,960

Baytex Energy has established a $40.0 million extendible operating loan facility with a chartered bank and a $660.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

Financing costs for the year ended December 31, 2012 include facility amendment fees of $0.8 million ($2.3 million for the year ended December 31, 2011). The weighted average interest rate on the bank loan for year ended December 31, 2012 was 3.95% (3.69% for the year ended December 31, 2011).

6.    LONG-TERM DEBT

As at	December 31, 2012	December 31, 2011
9.15% Series A senior unsecured debentures (Cdn$150,000 – principal)	$—	$147,328
6.75% Series B senior unsecured debentures (US$150,000 – principal)	147,305	150,403
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal)	293,890	—
	$441,195	$297,731

On July 19, 2012, Baytex issued $300.0 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These debentures are subordinate to Baytex Energy's bank credit facilities. After July 19 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2017 at 103.313%, 2018 at 102.208%, 2019 at 101.104%, and 2020 at 100%. These debentures are carried at amortized cost, net of a $6.3 million transaction cost. These debentures accrete up to the principal balance at maturity using the effective interest rate of 6.9%.

On August 26, 2012, Baytex redeemed its 9.15% Series A senior unsecured debentures ($150 million principal amount) for 104.575% of the principal amount. A charge on redemption of $9.3 million has been recorded for the year ended December 31, 2012, consisting of $6.9 million premium paid to redeem the debentures and $2.4 million of unaccreted debt issue costs.

Accretion expense on debentures of $0.2 million has been recorded in Financing costs on long-term debt for the three months ended December 31, 2012 (three months ended December 31, 2011 - $0.2 million) and $0.6 million for the year ended December 31, 2012 (year ended December 31, 2011 - $0.6 million).

7.	ASSET RETIREMENT OBLIGATIONS

	December 31, 2012	December 31, 2011
Balance, beginning of period	$260,411	$169,611
Liabilities incurred	7,092	5,834
Liabilities settled	(6,905)	(10,588)
Liabilities acquired	1,037	5,003
Liabilities divested	(2,372)	(556)
Accretion	6,631	6,185
Change in estimate(1)	(328)	84,879
Foreign currency translation	(46)	43
Balance, end of period	$265,520	$260,411

(1)	Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at December 31, 2012 is $318.7 million (December 31, 2011 - $315.9 million). The amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% and discounted at a risk free rate of 2.5% at December 31, 2012 (December 31, 2011 – 2.5%) is $265.5 million (December 31, 2011 - $260.4 million).

8.	SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2012, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2010	113,712	$1,484,335
Issued on exercise of share rights	2,665	45,048
Transfer from contributed surplus on exercise of share rights	—	77,258
Issued pursuant to dividend reinvestment plan	1,516	73,543
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	—	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516
Balance, December 31, 2012	121,868	$1,860,358

Monthly dividends of $0.22 per common share were declared by the Company during the three months and year ended December 31, 2012 for total dividends declared of $80.2 million and $317.1 million, respectively.

Subsequent to December 31, 2012, the Company announced that a monthly dividend in respect of January and February 2013 operations of $0.22 per common share ($26.9 million and $27.0 million) will be payable on February 15, 2013 and March 15, 2013 to shareholders of record on January 31, 2013 and February 28, 2013, respectively.

9.	EQUITY BASED PLANS
Share Award Incentive Plan

The Company has a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards (collectively, “share awards”) may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares. Effective March 6, 2013, the Share Award Incentive Plan was amended to reduce the 10% limit to 3.3%.

The Company recorded compensation expense related to the share awards of $7.0 million for the three months ended December 31, 2012 (three months ended December 31, 2011 - $6.8 million) and $33.8 million for the year ended December 31, 2012 (year ended December 31, 2011 - $18.2 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $50.22 per restricted award and performance award granted during the year ended December 31, 2012 (year ended December 31, 2011 - $50.31 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)
Balance, December 31, 2010	—	—	—
Granted	389	243	632
Forfeited	(24)	(14)	(38)
Balance, December 31, 2011	365	229	594
Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)
Balance, December 31, 2012	566	388	954

Share Rights Plan

As a result of the conversion of the legal structure of the Trust from an income trust to a corporation at year-end 2010, Baytex adopted the Share Rights Plan to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, cancelled or expired.

Under the Share Rights Plan, share rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $0.7 million for the three months ended December 31, 2012 (three months ended December 31, 2011 - $1.9 million) and $2.9 million for the year ended December 31, 2012 (year ended December 31, 2011 - $15.6 million).

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2010(1)	5,761	$17.02
Exercised (2)	(2,665)	16.92
Forfeited (1)	(125)	23.05
Balance, December 31, 2011(1)	2,971	$16.98
Exercised (2)	(1,366)	16.01
Forfeited (1)	(80)	21.27
Balance, December 31, 2012(1)	1,525	$16.79

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at December 31, 2012:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at December 31, 2012 (000s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2012 (000s)	Weighted Average Exercise Price	Number Outstanding at December 31, 2012 (000s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2012 (000s)	Weighted Average Exercise Price
$4.02 to $11.00	—	$—	—	—	$—	479	$8.56	0.8	479	$8.56
$11.01 to $18.45	518	17.91	0.8	518	17.91	187	15.83	1.2	187	15.83
$18.46 to $25.90	127	22.41	1.6	127	22.41	755	20.53	1.9	724	20.42
$25.91 to $33.35	839	27.90	1.9	801	27.78	93	28.79	2.2	73	28.27
$33.36 to $40.80	38	35.69	2.6	22	35.64	10	34.95	2.4	6	34.98
$40.81 to $47.72	3	45.02	3.0	2	44.77	1	42.63	3.0	1	42.63
$4.02 to $47.72	1,525	$24.27	1.5	1,470	$23.97	1,525	$16.79	1.5	1,470	$16.42

10.	NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share rights were exercised and share awards were converted. The treasury stock method is used to determine the dilutive effect of share rights and share awards whereby the estimated proceeds from the potential exercise of share rights and the conversion of share awards or other dilutive instruments and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares at the average market price during the periods.

	Three Months Ended December 31
	2012			2011
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$31,620	121,397	$0.26	$57,780	117,393	$0.49
Dilutive effect of share rights	—	804		—	2,032
Dilutive effect of share awards	—	694		—	397
Net income - diluted	$31,620	122,895	$0.26	$57,780	119,822	$0.48

For the three months ended December 31, 2012, and 2011, no share rights were anti-dilutive.

	Years Ended December 31
	2012			2011
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$258,631	119,959	$2.16	$217,432	115,960	$1.88
Dilutive effect of share rights	—	1,117		—	2,643
Dilutive effect of share awards	—	747		—	318
Net income - diluted	$258,631	121,823	$2.12	$217,432	118,921	$1.83

For the years ended December 31, 2012, and 2011, no share rights were anti-dilutive.

11.	INCOME TAXES
The provision for (recovery of) income taxes has been computed as follows:

	Years Ended December 31
	2012	2011
Net income before income taxes	$376,391	$269,573
Expected income taxes at the statutory rate of 25.51% (2011 – 26.95%)(1)	96,017	72,650
Increase (decrease) in income taxes resulting from:
Non-taxable portion of foreign exchange (gain) loss	(781)	1,580
Share-based compensation	9,357	9,120
Effect of change in income tax rates	(397)	(9,902)
Effect of rate adjustments for foreign jurisdictions	20,742	(3,464)
Effect of change in opening tax pool balances	(8,025)	(14,740)
Other	847	(3,103)
Income tax expense	$117,760	$52,141

(1)	The change in statutory rate is related to a legislated reduction in the Canadian federal corporate income tax rate and changes in the provincial apportionment of income.

12.	REVENUES

	Three Months Ended December 31		Years Ended December 31
	2012	2011	2012	2011
Petroleum and natural gas revenues	$290,866	$366,964	$1,215,606	$1,305,814
Royalty charges	(47,763)	(61,555)	(194,535)	(212,172)
Royalty income	1,229	849	3,878	3,000
Revenues, net of royalties	$244,332	$306,258	$1,024,949	$1,096,642

13.	FINANCING COSTS

	Three Months Ended December 31		Years Ended December 31
	2012	2011	2012	2011
Bank loan and other	$2,902	$3,100	$11,074	$12,489
Long-term debt	7,642	6,142	28,623	22,935
Accretion on asset retirement obligations	1,689	1,627	6,631	6,185
Debt financing costs	3	4	863	3,002
Financing costs	$12,236	$10,873	$47,191	$44,611

14.	SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended December 31		Years Ended December 31
	2012	2011	2012	2011
Unrealized foreign exchange loss (gain)	$1,701	$(6,165)	$(1,533)	$8,490
Realized foreign exchange (gain) loss	(2,204)	2,096	(3,206)	(656)
Foreign exchange (gain) loss	$(503)	$(4,069)	$(4,739)	$7,834

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
At December 31, 2012, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	November 2011 to October 2013	US$ 1.00 million	1.0433	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0000 – 1.0725	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0100 – 1.0720	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0200 – 1.0575	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0200 – 1.0655	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0250 – 1.0702	(1)
Monthly average collar	June 2012 to December 2013	US$ 2.00 million	1.0300 – 1.0650	(1)
Monthly forward spot sale	Calendar 2013	US$ 4.50 million	1.0007	(2)
Monthly forward spot sale	Calendar 2013	US$ 1.00 million	1.0300	(1)(3)
Monthly average rate forward	Calendar 2013	US$ 1.00 million	1.0274	(1)(3)
Monthly average rate forward	Calendar 2013	US$ 0.25 million	1.0023	(1)
Monthly average collar	Calendar 2013	US$ 0.25 million	0.9700 – 1.0310	(1)
(1) Actual contract rate (CAD/USD).
(2) Based on the weighted average contract rates (CAD/USD).
(3) Counterparty has the option to extend the term by twelve months.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
U.S. dollar denominated	US$124,048	US$107,138	US$201,980	US$402,979

Subsequent to December 31, 2012, Baytex added the following foreign currency contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	February to December 2013	US$ 1.00 million	1.0320	(1)(2)
Monthly forward spot sale	February to December 2013	US$ 2.00 million	1.0336	(1)(2)
Monthly forward spot sale	February to December 2013	US$ 2.00 million	1.0346	(1)(2)
Monthly forward spot sale	February to December 2013	US$ 2.00 million	1.0450	(1)(2)
Monthly forward spot sale	February to December 2013	US$ 2.00 million	1.0500	(1)(2)
Monthly forward spot sale	March to December 2013	US$ 1.00 million	1.0530	(1)(2)
Monthly forward spot sale	March to December 2013	US$ 1.00 million	1.0547	(1)(2)
Monthly average rate forward	March to December 2013	US$ 1.00 million	1.0360	(1)
Monthly average rate forward	March to December 2013	US$ 2.00 million	1.0300	(1)

(1)	Actual contract rate (CAD/USD).

(2)	Counterparty has the option to extend the term by twelve months.

Interest Rate Risk

As at December 31, 2012, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At December 31, 2012, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$96.00	WTI
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$96.10	WTI
Fixed – Buy	January to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Sell	January to June 2013(3)	1,000 bbl/d	US$102.05	WTI
Fixed – Sell	January to June 2013(3)	1,000 bbl/d	US$104.10	WTI
Fixed – Sell	January to June 2013(3)	2,000 bbl/d	US$103.80	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Sell	July to December 2013(4)	1,000 bbl/d	US$96.25	WTI
Fixed – Sell	July to December 2013(3)	1,000 bbl/d	US$104.70	WTI
Fixed – Sell	Calendar 2013	5,000 bbl/d	US$97.99	WTI
Fixed – Buy	Calendar 2014	380 bbl/d	US$101.06	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to extend the term by nine months.

(3)	Counterparty has the option to extend the term by six months.

(4)	Counterparty has the option to double the volumes on the contract.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	Calendar 2013	2,000 GJ/d	$3.37	AECO
Fixed – Sell	Calendar 2013	2,000 mmBtu/d	US$4.02	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.05	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.07	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.10	NYMEX
Basis swap	Calendar 2013	2,000 mmBtu/d	NYMEX less US$0.375	AECO
Basis swap	Calendar 2013	1,000 mmBtu/d	NYMEX less US$0.388	AECO
Basis swap	Calendar 2013	2,000 mmBtu/d	NYMEX less US$0.428	AECO
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
(1) Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended December 31		Years Ended December 31
	2012	2011	2012	2011
Realized (gain) loss on financial derivatives	$(16,833)	$1,301	$(28,746)	$1,864
Unrealized loss (gain) on financial derivatives	3,235	50,314	(32,808)	16,166
(Gain) loss on financial derivatives	$(13,598)	$51,615	$(61,554)	$18,030

Subsequent to December 31, 2012, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$99.27	WTI
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$99.70	WTI
Fixed – Sell	January to June 2013(3)	2,000 bbl/d	US$98.05	WTI
Fixed – Sell	January to December 2013	3,000 bbl/d	US$93.86	WTI
Fixed – Sell	April to September 2013(3)	2,000 bbl/d	US$101.60	WTI
Fixed – Sell	February to March 2013	500 bbl/d	US$98.22	WTI
Fixed – Sell	February to March 2013	500 bbl/d	US$98.32	WTI
Fixed – Sell	April to December 2013	1,000 bbl/d	US$97.60	WTI
Fixed – Sell	April to December 2013	1,000 bbl/d	US$97.78	WTI
Fixed – Sell	June to December 2013	1,000 bbl/d	US$99.50	WTI
Fixed – Sell	July to December 2013(3)	1,000 bbl/d	US$99.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to extend the term by nine months.

(3)	Counterparty has the option to extend the term by six months.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Price collar	Calendar 2013	10,000 mmBtu/d	US$3.50 - US$3.75	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Physical Delivery Contracts

At December 31, 2012, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	October 2011 to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	January to June 2013	1,250 bbl/d	WTI x 80.00%
WCS Blend	January to June 2013	4,250 bbl/d	WTI less US$18.18
WCS Blend	July to December 2013	2,750 bbl/d	WTI x 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00
(1) Based on the weighted average price/unit for the remainder of the contract.

Condensate (diluent)	Period	Volume	Price/Unit
Fixed – Buy	April 2012 to March 2013	640 bbl/d	WTI plus US$6.70
Fixed – Buy	January to December 2013	160 bbl/d	WTI plus US$3.10

At December 31, 2012, Baytex had committed to deliver the volumes of raw bitumen noted below to market on railways:

Heavy Oil	Period	Term Volume
Raw bitumen	January to March 2013	9,775 bbl/d
Raw bitumen	April to June 2013	9,150 bbl/d
Raw bitumen	July to September 2013	3,000 bbl/d
Raw bitumen	October to December 2013	3,000 bbl/d
Raw bitumen	January to March 2014	3,000 bbl/d
Raw bitumen	April to June 2014	3,000 bbl/d

Subsequent to December 31, 2012, Baytex committed to deliver the following additional volumes of raw bitumen to market on railways:

Heavy Oil	Period	Term Volume
Raw bitumen	January to March 2013	575 bbl/d
Raw bitumen	April to June 2013	2,225 bbl/d
Raw bitumen	July to September 2013	1,225 bbl/d
Raw bitumen	October to December 2013	1,225 bbl/d

16.	CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS
On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus").  The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

On July 19, 2012, Baytex issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par. The offering was made by way of a prospectus supplement dated July 10, 2012 to the Shelf Prospectus.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present condensed interim unaudited consolidating financial information as at December 31, 2012, and December 31, 2011 and for the three months and years ended December 31, 2012 and 2011 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at December 31, 2012
Current assets	$4	$194,086	$249	$—	$194,339
Intercompany advances and investments	1,756,923	(771,261)	286,500	(1,272,162)	—
Non-current assets	2,435	2,341,303	—	—	2,343,738
Current liabilities	39,478	179,503	214	—	219,195
Bank loan and long-term debt	441,195	116,394	—	—	557,589
Asset retirement obligation and other non-current liabilities	$—	$461,881	$—	$—	$461,881

As at December 31, 2011
Current assets	$351	$225,850	$374	$—	$226,575
Intercompany advances and investments	1,753,047	(515,492)	72,787	(1,310,342)	—
Non-current assets	2,435	2,232,800	—	—	2,235,235
Current liabilities	34,502	242,303	167	—	276,972
Bank loan and long-term debt	297,731	311,960	—	—	609,691
Asset retirement obligation and other non-current liabilities	$—	$368,413	$—	$—	$368,413

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2012
Revenues, net of royalties	$27,970	$1,026,451	$19,804	$(49,276)	$1,024,949
Production, operation and exploration	—	244,577	—	—	244,577
Transportation and blending	—	207,240	—	—	207,240
General, administrative and share-based compensation	1,502	81,065	265	(1,502)	81,330
Financing, derivatives, foreign exchange and other (gains)/losses	34,442	(169,056)	2	(47,774)	(182,386)
Depletion and depreciation	—	297,797	—	—	297,797
Income tax expense	—	117,760	—	—	117,760
Net income (loss)	$(7,974)	$247,068	$19,537	$—	$258,631

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended December 31, 2012
Revenues, net of royalties	$7,584	$244,708	$6,038	$(13,998)	$244,332
Production, operation and exploration	—	62,747	—	—	62,747
Transportation and blending	—	53,287	—	—	53,287
General, administrative and unit-based compensation	376	20,003	128	(376)	20,131
Financing, derivatives, foreign exchange and other (gains)/losses	9,312	2,653	(1)	(13,622)	(1,658)
Depletion and depreciation	—	83,263	—	—	83,263
Income tax recovery	—	(5,058)	—	—	(5,058)
Net income (loss)	$(2,104)	$27,813	$5,911	$—	$31,620

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2011
Revenues, net of royalties	$22,012	$1,098,415	$9,649	$(33,434)	$1,096,642
Production, operation and exploration	—	223,042	—	—	223,042
Transportation and blending	—	249,850	—	—	249,850
General, administrative and share-based compensation	1,596	72,842	257	(1,515)	73,180
Financing, derivatives, foreign exchange and other (gains)/losses	27,497	36,999	(48)	(31,919)	32,529
Depletion and depreciation	—	248,468	—	—	248,468
Income tax expense	(1,298)	53,439	—	—	52,141
Net income (loss)	$(5,783)	$213,775	$9,440	$—	$217,432

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended December 31, 2011
Revenues, net of royalties	$5,953	$306,648	$3,314	$(9,657)	$306,258
Production, operation and exploration	—	59,339	—	—	59,339
Transportation and blending	—	64,113	—	—	64,113
General, administrative and unit-based compensation	390	18,449	131	(390)	18,580
Financing, derivatives, foreign exchange and other (gains)/losses	2,900	28,443	—	(9,267)	22,076
Depletion and depreciation	—	71,949	—	—	71,949
Income tax expense	—	12,421	—	—	12,421
Net income (loss)	$2,663	$51,934	$3,183	$—	$57,780

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2012
Cash provided by (used in):
Operating activities	$26,833	$554,803	$(4,331)	$—	$577,305

Receipt (payment) of dividends	(214,720)	17,879	(17,879)	—	(214,720)
Decrease in bank loan	—	(195,566)	—	—	(195,566)
Proceeds from issuance of long-term debt	293,690	—	—	—	293,690
Redemption of long-term debt	(156,863)	—	—	—	(156,863)
Change in intercompany loans	52,909	269,789	(322,698)	—	—
Increase in investments	—	(322,698)	—	322,698	—
Increase in equity	21,873	—	322,698	(322,698)	21,873
Interest paid	(23,722)	(33,947)	22,210	—	(35,459)
Financing activities	(26,833)	(264,543)	4,331	—	(287,045)

Additions to exploration and evaluation assets	—	(13,406)	—	—	(13,406)
Additions to oil and gas properties	—	(405,219)	—	—	(405,219)
Property acquisitions	—	(144,042)	—	—	(144,042)
Proceeds from divestitures	—	314,978	—	—	314,978
Current income tax expense on divestiture	—	(10,162)	—	—	(10,162)
Additions to other plant and equipment, net of disposals	—	(6,338)	—	—	(6,338)
Change in non-cash working capital	—	(24,662)	—	—	(24,662)
Investing activities	—	(288,851)	—	—	(288,851)

Impact of foreign currency translation on cash balances	$—	$(7,419)	$—	$—	$(7,419)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2011
Cash provided by (used in):
Operating activities	$56,926	$514,581	$353	$—	$571,860

Receipt (payment) of dividends	(204,308)	9,004	(9,004)	—	(204,308)
Increase in bank loan	—	4,290	—	—	4,290
Change in intercompany loans	(18,008)	110,041	(92,033)	—	—
Increase in investments	—	(90,649)	—	90,649	—
Proceeds from issuance of long-term debt	145,810	—	—	—	145,810
Increase in equity	45,048	—	90,649	(90,649)	45,048
Interest paid	(25,468)	(19,297)	10,035	—	(34,730)
Financing activities	(56,926)	13,389	(353)	—	(43,890)

Additions to exploration and evaluation assets	—	(9,104)	—	—	(9,104)
Additions to oil and gas properties	—	(358,744)	—	—	(358,744)
Property acquisitions	—	(76,164)	—	—	(76,164)
Corporate acquisitions	—	(120,006)	—	—	(120,006)
Proceeds from divestitures	—	47,396	—	—	47,396
Additions to other plant and equipment, net of disposals	—	(1,252)	—	—	(1,252)
Change in non-cash working capital	—	(2,553)	—	—	(2,553)
Investing activities	—	(520,427)	—	—	(520,427)

Impact of foreign currency translation on cash balances	$—	$304	$—	$—	$304